# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 05/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001636587-25-000027
Filed by CIK 0001766853
Persons authorized to receive notices and communications: Anders Hove, 420 Lexington Avenue, Suite 2626, New York, New York (NY), 10170, (212) 299-4777

## Reporting persons
- ACORN BIOVENTURES, L.P. (CIK 0001766853): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,709,944; shared voting power 0; sole dispositive power 1,709,944; shared dispositive power 0; aggregate amount beneficially owned 1,709,944 (13.3% of the class)
- ACORN CAPITAL ADVISORS GP, LLC (CIK 0001813692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,709,944; shared voting power 0; sole dispositive power 1,709,944; shared dispositive power 0; aggregate amount beneficially owned 1,709,944 (13.3% of the class)
- Anders Hove: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,839,674; shared voting power 0; sole dispositive power 2,839,674; shared dispositive power 0; aggregate amount beneficially owned 2,839,674 (22.1% of the class)
- ACORN BIOVENTURES 2, L.P. (CIK 0001876405): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,129,730; shared voting power 0; sole dispositive power 1,129,730; shared dispositive power 0; aggregate amount beneficially owned 1,129,730 (8.8% of the class)
- Acorn Capital Advisors GP 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,129,730; shared voting power 0; sole dispositive power 1,129,730; shared dispositive power 0; aggregate amount beneficially owned 1,129,730 (8.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, Colorado (CO), 80301

## Item 2. Identity and Background
Name of person filing:
This statement is filed by
(i) Acorn Bioventures, L.P., a Delaware limited partnership ("Acorn");
(ii) Acorn Capital Advisors, GP, LLC, a Delaware limited liability company ("Acorn GP"), the sole general partner of Acorn;
(iii) Acorn Bioventures 2, L.P., a Delaware limited partnership ("Acorn 2");
(iv) Acorn Capital Advisors 2, GP, LLC, a Delaware limited liability company ("Acorn GP 2"), the sole general partner of Acorn 2;
and (v) Anders Hove ("Mr. Hove"), the manager of Acorn GP and Acorn GP 2.
Each of Acorn, Acorn GP, Acorn 2, Acorn GP 2 and Mr. Hove are sometimes individually referred to herein as a Reporting Persons and collectively as the Reporting Persons.
Residence or business address: The principal business address of each of the Reporting Persons is 420 Lexington Avenue, Suite 2626, New York, New York 10170.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investing in public and private biotechnology companies.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Acorn and Acorn 2 are both Delaware limited partnerships. Acorn GP and Acorn GP 2 are both Delaware limited liability companies. Mr. Hove is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer's Common Stock held by such stockholders. Additionally, the Reporting Persons may acquire additional securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

Isaac Manke, an affiliate of the Reporting Persons, serves on the board of directors of the Issuer. The Reporting Persons have established policies and procedures to ensure that (i) material nonpublic information concerning the Issuer is not obtained by the Reporting Persons from Mr. Manke and (ii) Mr. Manke does not participate in or make investment decisions on behalf of the Reporting Persons with respect to the Reporting Persons investment in the Issuer's Common Stock.

October 2024 Merger
On October 4, 2024, the Issuer (f/k/a Reneo Pharmaceuticals, Inc.) consummated a merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 2024, by and among the Issuer, Radiate Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer, Radiate Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Issuer, and OnKure, Inc., a Delaware corporation ("Legacy OnKure"). Pursuant to the Merger, the Issuer changed its name to "OnKure Therapeutics, Inc.", and Radiate Merger Sub I, Inc. merged with and into Legacy OnKure, with Legacy OnKure as the surviving company in the Merger and, after giving effect to such Merger, Legacy OnKure became a wholly owned subsidiary of the Issuer.

In connection with the Merger, the securities of Legacy OnKure previously held by Acorn were converted into the right to receive 1,439,674 shares of the Issuer's Common Stock.

May 2025 Purchase
On May 15, 2025, Acorn and Acorn 2 acquired 270,270 shares and 1,129,730 shares, respectively, of the Issuer's Common Stock in an open market block purchase. The shares were acquired at a price of $1.85 per share, for an aggregate consideration of $2,590,000, using funds from working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 12,823,872 shares of Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement (filed herewith).

## Signatures
- ACORN BIOVENTURES, L.P.: Anders Hove, Manager of General Partner (05/30/2025)
- ACORN CAPITAL ADVISORS GP, LLC: Anders Hove, Manager (05/30/2025)
- Anders Hove: Anders Hove, Individually (05/30/2025)
- ACORN BIOVENTURES 2, L.P.: Anders Hove, Manager of General Partner (05/30/2025)
- Acorn Capital Advisors GP 2, LLC: Anders Hove, Manager (05/30/2025)